Local.com Corporation

7555 Irvine Center Drive

Irvine, CA 92618

October 4, 2011

Via E-Mail and EDGAR Ms. Katherine Wray Attorney Advisor, Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Local.com Corporation Registration Statement on Form S-3 Filed August 29, 2011 File No. 333-176542

Dear Ms. Wray:

This letter responds to the comments of the letter dated September 23, 2011 to Heath Clarke, Chief Executive Officer of Local.com Corporation (the “Company”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comments to the Company’s Registration Statement on Form S-3 filed on August 29, 2011 (“Form S-3”). We have reproduced below in bold font each of the Staff comments set forth in the September 23, 2011 letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the September 23, 2011 letter.

General

1.	Please note that we are in receipt of your confidential treatment application for portions of Exhibit 10.1 to your Form 8-K filed July 7, 2011. We are currently processing your application, and will provide comments relating to the confidential treatment application, if any, under separate cover.

We are in receipt of your correspondence in regards to our confidential treatment request for portions of Exhibit 10.1 to our Form 8-K filed July 7, 2011 and will respond in due course under separate cover.

Selling Stockholders, page 30

2.	It appears that selling shareholder Cambria Investment Fund, LP may be a broker dealer’s affiliate. Please advise. For a selling shareholder that is a broker dealer’s affiliate, include disclosure, if true, that this broker dealer’s affiliate:

a. Purchased the securities to be sold in the ordinary course of business; and

b. Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If you are unable to make the representations noted above in the prospectus, you must state that such selling shareholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling shareholder is an affiliate of a broker dealer and cannot make these representations.

Cambria Investment Fund, LP (“CIF”) is an affiliate of Cambria Capital, LLC, a broker dealer registered with FINRA, due to the fact that Michael D. Vanderhoof is the sole manager of CIF and also owns 100% of Cambria Capital, LLC.

At footnote (6) to the Selling Stockholder table in our Form S-3 we previously disclosed Joel Vanderhoof as the natural person who exercises voting and dispositive power with respect to the shares held by CIF. This was true at the time of filing of the Form S-3 but has since changed; it is now Michael D. Vanderhoof.

The Company will revise footnote (6) to the Selling Stockholder table to read as follows in an amendment to the Company’s Form S-3:

(6) Michael D. Vanderhoof is the natural person who exercises voting and dispositive power with respect to the shares held by Cambria Investment Fund, LP (“CIF”). CIF is an affiliate of Cambria Capital, LLC, a broker dealer registered with FINRA. CIF purchased the securities to be sold in the ordinary course of business; and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

The Company intends to file amendments to the Registration Statement on Form S-3, as noted above, once the Company has ensured that the Staff’s comments have been addressed to the Staff’s satisfaction.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 341-5302 if you should have any follow-up questions or comments.

Sincerely,

/s/ Scott Reinke

Scott Reinke

General Counsel

C:	Heath Clarke, CEO of Local.com Corporation Scott D. Olson, Esq.